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July 3, 2013

VIA EDGAR CORRESPONDENCE

Ms. Cindy Rose
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Lord Asset Management Trust (File Nos. 33-75138 and 811-08348) (the “Registrant”)
Sarbanes-Oxley Review of Registrant

Dear Ms. Rose:

This letter responds to the comments that you conveyed orally via a telephone conference with the undersigned, on behalf of the Registrant, in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002.  A summary of your comments, followed by the responses of the Registrant, is set forth below:

1.
Comment:  Please ensure that the independent registered public accounting firm provides the city and state of its office in the Report of Independent Registered Public Accounting Firm provided in the Registrant’s shareholder report.

Response:  On a going forward basis, the Registrant will ensure that the independent registered public accounting firm provides the city and state of its office in the Report of Independent Registered Public Accounting Firm provided in the Registrant’s shareholder report.

2.	Comment: Please confirm that the receivables provided under the “Due from manager” line in the Statements of Assets and Liabilities are accurate.

Response:  The Registrant confirms that the receivables provided under the “Due from manager” line in the Statements of Assets and Liabilities are accurate as of October 31, 2012.  The Registrant notes that the Funds and Thomas White International, Ltd. (the “Manager”), the investment adviser to the Funds, had agreed to lower the investment advisory fee under the Investment Advisory Agreements and expense caps under the Expense Limitation Agreements as part of the establishment of a multiple-class share structure, effective August 30, 2012.

As a result of the lower investment advisory fees and expense caps as well as certain one-time expenses associated with the establishment of a multiple-class share structure, the amounts due from the Manager under the Expense Limitation Agreements as of October 31, 2012 were the amounts provided under the “Due from manager” line in the Statements of Assets and Liabilities.  The Registrant notes that the receivables were promptly paid by the Advisor to the Funds in November 2012.

*      *      *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings that were made;

•
SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings made; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Any questions that you may have concerning the foregoing may be addressed to the undersigned at 202.261.3304 or Patrick W.D. Turley at 202.261.3364.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen